October 8, 2010

VIA EDGAR AND FACSIMILE

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:           Antares Pharma, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 24, 2010
File No. 001-32302

Dear Mr. Cascio:

On behalf of Antares Pharma, Inc. (the “Company”), following are the Company’s responses to the Staff’s comments on the above-captioned filing (“10-K”) conveyed in the Staff comment letter, dated September 22, 2010 (the “Comment Letter”). The Company’s responses to the Comment Letter were filed electronically via EDGAR, with additional courtesy copies being sent to you and Ms. Lochhead via facsimile.  To the extent appropriate, the Company hereby advises the Staff that it will make changes to its future filings based on its responses set forth below.

We have reproduced the Staff's comments in boldface print below, with the Company’s response to each comment inserted directly below each comment.

Valuation of Long-Lived and Intangible Assets and Goodwill, page 43

1.
Please revise future filings, here and in Note 2 of your consolidated financial statements, to disclose the actual date when you perform the annual goodwill impairment test.  We see that the current disclosure states that impairment testing is performed during the fourth quarter of each year.

In response to this comment, the Company supplementally advises the staff that the Company performs the annual goodwill impairment test as of December 31 each year.  In future filings, the Company will disclose the actual date when the annual goodwill test is performed.

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

2.	As a related matter, in future filings please also describe how you determine the fair value of your Minnesota operations when you perform the first step of the goodwill impairment test.

In response to this comment, the Company supplementally advises the staff as follows:

In determining the fair value of the Minnesota operations for purposes of the first step of the goodwill impairment test, the Company considered paragraphs 22 through 24 of FASB ASC 350-20-35 and used the market capitalization test in performing a comparative analysis of the fair value and the carrying value of the Minnesota operations.

Specifically, on December 31, 2009, the market price of the stock for the consolidated company was $1.14 per share.  There were 81,799,541 shares of common stock outstanding on December 31, 2009, which results in a market capitalization of $93,251,477.  If the carrying value of the Minnesota operations were assumed to equal the carrying value of the consolidated company (even though it would be less because a portion of the carrying value of the consolidated company is attributable to the Swiss operations), in order for there to be potential impairment using the market capitalization analysis to determine fair value, the Minnesota operations would have to represent approximately 9% or less of the total fair value of the Company.  The Minnesota operations represented a significantly higher portion than 9% of the fair value of the Company at December 31, 2009, for the following reasons:

•	77% of GAAP revenue for 2009 was generated by the Minnesota operations;
•	Excluding the allocation of corporate expenses, the Minnesota operations generated net income compared to a net loss for the consolidated operations; and
•	The Minnesota operations have recurring and growing product sales annually, while the Swiss operations have no product sales.

Also, the Company believes it is important to note that, when a significant portion of the Swiss operation was sold in 2009, there was no loss in the Company’s market capitalization.

After performing this analysis, the Company determined it was not necessary to consider another method of estimating the fair value of the Minnesota operations.

If this example applied in future filings, the Company would revise its disclosure as follows:

“The Company has $1,095,355 of goodwill recorded as of December 31, 2009 that relates to the Minnesota reporting unit.  The Company evaluates the carrying amount of goodwill on December 31 of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the Minnesota reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, (3) an adverse action or assessment by a regulator, or (4) a sustained significant drop in the Company’s stock price.  When evaluating whether goodwill is impaired, the Company compares the fair value of the Minnesota operations to the carrying amount, including goodwill. If the carrying amount of the Minnesota reporting unit exceeded its fair value, then the amount of the impairment loss would be measured. The impairment loss would be calculated by comparing the implied fair value of goodwill to its carrying amount. In calculating the implied fair value

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

of goodwill, the fair value of the Minnesota reporting unit would be allocated to all of its other assets and liabilities based on their fair values. The excess of the fair value of the Minnesota reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value.

In evaluating whether the fair value of the Minnesota reporting unit was below its carrying amount, the Company used the market capitalization of the Company at December 31 to calculate an estimate of fair value of the Minnesota reporting unit.  The Company determined that the percentage of the total market capitalization of the Company at December 31, 2009 attributable to the Minnesota reporting unit would have to be unreasonably low before the fair value of the Minnesota reporting unit would be less than its carrying amount.  In making this determination, the Company evaluated the activity at the Minnesota reporting unit compared to the total company activity, and considered the source and potential value of agreements currently in place, the source of recent product sales and development revenue growth, the source of total Company revenue and the source of cash generating activities.  After performing the market capitalization analysis and concluding that the fair value of the Minnesota reporting unit was not below its carrying amount, the Company determined that no further detailed determination of fair value was required.

The Company’s evaluation of goodwill completed during 2009, 2008 and 2007 resulted in no impairment losses.”

In future filings the Company will include appropriate disclosure to describe how the fair value of the Minnesota operations was determined in performance of the first step of the goodwill impairment test.

Cost of Revenues and Gross Margins , page 45

3.
In future filings, when you attribute a change in a financial statement line item to multiple factors, please quantify the impact of each factor unless not practicable.  For example, we see that you discuss multiple factors that contributed to the increase in product gross margin during 2009.

In future filings when attributing a change in a financial statement line item to multiple factors the Company will consider quantifying the impact of each factor and will expand its disclosures accordingly.

For example, with respect to the increase in product gross margin during 2009, the Company supplementally advises the staff that the primary reason for the increase in product gross margin in 2009 was an inventory write-down in 2008, which accounted for approximately 2.8% of the 4.0% change from 44% in 2008 to 48% in 2009.  Each of the other factors mentioned had a relatively minor impact on the change in gross margin (less than 1%), but the Company believed including them in the discussion helped explain the change in gross margin.  If this example applied in future filings, the Company would revise its disclosure as follows:

“The gross margin increase in 2009 from 2008 was primarily due to a 2.8% change resulting from an inventory write-down in 2008, along with a combined impact of 1.2% relating to other factors including selling price increases, changes in the mix of products sold, and variations in exchange rates between the

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

Euro and the US Dollar which can affect our gross margins realized on a portion of our products sales to Ferring.”

However, as discussed above, the Company will review its disclosures for future filings in order to provide additional quantifiable clarity with respect to changes in financial statement line items.

Allowance for Doubtful Accounts, page 59

4.
We see that the allowance for doubtful accounts has not changed and that you have not recorded bad debt expense in any of the last three years.  Please revise future filings to describe the nature of your accounts receivable to clarify why the risk of doubtful accounts is minimal.

In response to this comment, the Company supplementally advises the staff as follows:

At any given point in time, approximately 95% or more of the Company’s accounts receivable balance is due from large pharmaceutical organizations such as Teva Pharmaceuticals and Ferring Pharmaceuticals.  These organizations have historically paid timely and have been financially stable organizations.  Because bad debt exposure has been minimal and the allowance for doubtful accounts is immaterial, the Company decided it was not necessary to adjust the allowance for doubtful accounts.  In future filings the Company will describe the nature of accounts receivable to clarify why the risk of doubtful accounts is minimal.

Note 12.  Revenue Recognition Change, page 73

5.
We note that due to the adoption of FASB ASU 2009-13 and the subsequent material modification of the License, Development and Supply Agreements with Teva, you will recognize revenue and expenses earlier and over shorter periods than would otherwise have occurred.  Please tell us the nature of the material modification, what evidence you used to determine the separate deliverables and how you allocated revenue to each unit of accounting.  Also, clarify whether you believe adoption of the new guidance will have a material impact on financial statements in future periods.  Future filings should also include enhanced disclosure.  Refer to FASB ASC 605-25-65-1(c).

In response to this comment, the Company supplementally advises the staff as follows:

Material Modification

In the case of the Teva amendment, the original contract was modified to reflect that Teva will pay Antares for the molds and assembly equipment used to produce the devices and consequently the molds and assembly equipment will be owned by Teva rather than Antares.  Therefore, the device selling prices to Teva in the amendment were reduced from the device selling prices in the original agreement for a depreciation component that Antares will no longer have.

The Company’s understanding is that there are a number of factors that can be considered in evaluating whether a material modification occurred, but ultimately judgment should be applied to determine whether a modification is material or whether a modification represents a new arrangement.  The

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

Company found that the FASB discussed the accounting for contract modifications and reached the following tentative decision:

The Board…decided that when an entity modifies an existing contract, the modification should be accounted for as a separate contract it if is priced independently from the original contract.  If the prices are interdependent, an entity should account for the original contract and modification as a single net contract position, recognizing the effect of the modification on a cumulative catch-up basis.

After considering the facts and circumstances regarding the amendment and the guidance regarding material modifications, the Company concluded that the prices in the original agreement and the amendment are interdependent, and that the modifications as a result of the amendment were material and did not represent a new arrangement.

Separation of Deliverables

The deliverables considered for separation were the following: (1) license, (2) device development, (3) tooling and assembly equipment development and (4) contract manufacturing.  The efforts expended to reach certain milestones in the agreement are deemed to be part of the device development activities.  These activities are combined with the license to form one unit of accounting, as the SEC through SAB 104 (SAB Topic 13.3.f) does not view the license and the development agreement as discrete earnings events.  Therefore, the device development activities should be combined with the license as these together meet the separation criteria.  In addition, the Company believes the license and development has standalone value to Teva and that they could sell this to a third party, as the license and development portion of the arrangement provides Teva with the right to develop and manufacture the end product.  The tooling and assembly equipment development meets the separation criteria and would be considered a separate unit of accounting, as each tool is separately identifiable and could be sold individually on a standalone basis.  Similarly, the contract manufacturing deliverable meets the separation criteria and would be considered a separate unit of accounting.

Allocation of Consideration

The Company does not have Vendor Specific Objective Evidence or Third Party Evidence for any of the deliverables in this Teva agreement; therefore, estimated selling prices were used to allocate consideration to the deliverables meeting the separation criteria.  In arriving at estimated selling prices, the Company primarily considered factors it would use if a deliverable were to be sold on a standalone basis, particularly the estimated costs to provide the deliverable and the expected profit margin to be realized on the deliverable, which was the method used in determining prices in the contract.

Impact on Financial Statements in Future Periods

The last sentence of the second paragraph of Note 12 on page 73 states that adoption of ASU 2009-13 had no impact on the accounting for any of the Company’s other revenue arrangements containing multiple deliverables.  The Company believes that this discloses the Company’s expectation that adoption of ASU 2009-13 will not have a material effect on financial statements in future periods in connection with other arrangements in place at the time of the 10-K filing.  However, revenue arrangements executed after

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

adoption of FASB ASU 2009-13 will be accounted for under this new standard, which could produce results that are materially different from results that would have occurred under the previously applied accounting standards.

Enhanced Disclosure in Future Filings

The Company believes that the requirements of FASB ASC 605-25-65-1(c) have been met in the disclosures included in the second paragraph of Note 12 on page 73 of the 10-K.  This paragraph discloses changes in the units of accounting, the change in allocation of arrangement consideration to various units of accounting and changes in the pattern and timing of revenue recognition.

6.	Please also tell us where you have provided all of the disclosures required by FASB ASC 605-25-65-1(d).

In response to this comment, the Company supplementally advises the staff as follows:

The Company’s understanding of FASB ASC 605-25-65-1(d) is that items 1 through 3 are examples of methods that may individually or in combination provide quantitative information to satisfy the objective of enabling users to understand the effect of the change in accounting principle.  The Company considered the disclosure requirements of FASB ASC 605-25-65-1(d) and believes that the second table in Note 12 on page 74 of the 10-K fulfills the requirement of item 1 and a portion of item 3 of FASB ASC 605-25-65-1(d).  Based on the facts and circumstances, the Company selected disclosures that it believed would clearly communicate to readers of the financial statements the relevant impact of adoption of ASU 2009-13.

Item 9A.  Controls and Procedures, page 77

7.
We see that you incorrectly recorded the impact of the adoption of ASU 2009-13 in the financial results for the three months ended September 30, 2009 rather than retrospectively to the beginning of the year, as required by the accounting literature.  Please tell us how this error was considered in your evaluations of internal control over financial reporting and disclosure controls and procedures.

In response to this comment, the Company supplementally advises the staff as follows:

The deficiency identified was summarized as a deficiency in the Company’s supervisory review procedures pertaining to the application of newly adopted accounting pronouncements; more specifically, that the review procedures were not performed with sufficient diligence to detect errors in the implementation of ASU 2009-13.  The Company evaluated the deficiency and concluded that it was not a significant deficiency or material weakness in internal control over financial reporting and did not impact the assertion in the 2009 10-K.  In reaching a conclusion, the Company considered the following:

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

•	The error was deemed to be an immaterial revision for financial reporting purposes.
•	The error was related to a one-time adoption of an accounting standard and was not routine or systematic in nature.
•
The error was due to the Company inadvertently recording the cumulative adjustment upon adoption of ASU 2009-13 in the three-month ended income statement instead of recording it only in the nine-month ended income statement.

•
Historically, the Company has not had issues similar to this. The Company is typically able to interpret technical accounting literature and apply it appropriately as the Company has an accounting staff with strong technical accounting skills, auditing and public accounting experience.

•	The error was discovered in the year end financial reporting process and was corrected in the 2009 10-K.

In addition, the Company discussed the matter with its Audit Committee clearly articulating the third quarter error and the impact to the financial statements (both the impact to the financial statements filed in Form 10-Q for the third quarter and the footnote disclosure and the Company’s proposed disclosure in Form 10-K to address the issue).  Furthermore, the Company consulted with its KPMG LLP engagement team on this matter, who in turn consulted with its national Department of Professional Practice, and they agreed with the Company’s conclusions regarding the financial statement presentation and disclosures in the 2009 10-K and the conclusions regarding internal controls over financial reporting.

Disclosure Controls and Procedures, page 77

8.
You indicate that disclosure controls and procedures are “functioning effectively.”  In future filings please disclose whether you determined that disclosure controls and procedures are “effective” or are “not effective.”  Refer to Item 307 of Regulation S-K.

In response to this comment, the Company supplementally advises the staff that in future filings the Company will disclose whether disclosure controls were determined to be “effective” or “not effective.”

Item 15.  Exhibits and Financial Statement Schedules, page 80

9.
It appears you have filed some, but not all, of the “significant existing pharmaceutical and device relationships and license agreements” that are discussed on page 16.  Please advise, or promptly file the agreements.

In response to this comment, the Company supplementally advises the staff that the agreements were entered into in the ordinary course of business and at the time of execution, and from time to time thereafter, were reviewed and determined that they did not fall within any of the categories enumerated in Item 601(10)(ii)(A)-(D) of Regulation S-K and were not material in amount or significance.

Exhibits 31.1 and 31.2

10.
We refer to paragraph 1 in exhibits 31.1 and 31.2 and note that you have replaced the word “report” with “annual report.”  We also note the missing parenthetical in paragraph 4.d of those exhibits.  In future filings, please revise to include certifications that conform to the exact wording required by Regulation S-K Item 601(b)(31) of Regulation S-K.

In response to this comment, the Company supplementally advises the staff as follows:

Mr. Brian Cascio
Accounting Branch Chief
United States Securities and Exchange Commission
October 8, 2010

In future filings the Company will correct the wording in paragraph 1 and paragraph 4.d of exhibits 31.1 and 31.2 to be the following:

1.	I have reviewed this report on Form 10-K of Antares Pharma, Inc.;

4.	(d)
Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

As requested in your September 22, 2010 letter, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the above responses feel free to contact the undersigned at (609) 359-3020.

Sincerely,

/s/ Robert F. Apple
Robert F. Apple
Executive Vice President and Chief Financial Officer

cc:           Ms. Kristin Lochhead, Staff Accountant, United States Securities
     and Exchange Commission
Joanne Soslow, Morgan, Lewis & Bockius LLP
                Brian Mensink, KPMG LLP
Paul K. Wotton